SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077
(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
ANNUAL REPORT INDEX
December 31, 2007 and 2006
The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:
•	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006;

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006;

•	Notes to Financial Statements.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the year ended December 31, 2007 is included herewith:
•	Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 30, 2008

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Participant-directed	$426,669,914	$312,046,086
Non-participant-directed	—	110,842,046

Total investments, at fair value	426,669,914	422,888,132

Contribution receivable — participant	1,493	722
Contribution receivable — employer	49,233	33,878

Net assets available for benefits, at fair value	426,720,640	422,922,732

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(371,582)	405,933

Net assets available for benefits	$426,349,058	$423,328,665

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
Additions:
Contributions
Participant	$30,254,565	$27,408,999
Employer	11,665,638	10,053,213

Total contributions	41,920,203	37,462,212

Investment income (loss)
Interest and dividends	21,945,558	16,753,150
Net (depreciation) appreciation in the fair value of plan investments	(37,059,298)	36,616,279

Total investment income (loss)	(15,113,740)	53,369,429

Assets transferred in	—	1,217,460

Total additions	26,806,463	92,049,101

Deductions:
Benefits paid to participants	(23,566,435)	(28,980,543)
Administrative expenses	(219,635)	(172,377)
Assets transferred out	0	(40,868)

Total deductions	(23,786,070)	(29,193,788)

Net increase during the year	3,020,393	62,855,313

Net assets available for benefits:
Beginning of year	423,328,665	360,473,352

End of year	$426,349,058	$423,328,665

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”), all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”), and all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant Employees must have completed ninety days of employment and have attained the age of twenty-one. In October 2003, the Employer closed the Canton Plant. Canton Plant Employees may elect distribution of benefits according to the Plan as noted in paragraph 1(e). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Code Section 4975(e), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the Internal Revenue Code (“IRC”). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the IRC, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction.

On March 1, 2005, the assets of the TFE Technology Shared Savings Plan were transferred into the Plan in conjunction with the Employer’s acquisition of TFE Technology Holdings, LLC. On June 15, 2005, the assets of the Antar-Com, Inc. Profit Sharing Plan and Trust were transferred into the Plan in conjunction with the Employer’s acquisition of Antar-Com, Inc. On July 1, 2005, the assets of the NCI 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Newell Communications, Inc. On March 31, 2006, the assets of the Nexus 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Nexus Software, Incorporated. On December 29, 2006, the assets of the Actcom 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Actcom, Incorporated. Effective January 1, 2007, the Plan was amended such that assets held in a participant’s rollover account under the Actcom 401(k) Profit Sharing Plan that were transferred to the Plan, as a result of the merger of the Actcom, Incorporated 401(k) Profit Sharing Plan into the Plan, shall be subject to distribution at any time upon the election of the participant.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(b)	Contributions

Salary Employees

For the years ended December 31, 2007 and 2006, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC.

Prior to April 1, 2006, for employees hired before July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, the Employer increased its Basic Matching Contribution to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and forty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

Prior to April 1, 2006, for employees hired on or after July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and fifty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2006, for employees hired on or after July 1, 2003, the Employer increased its Basic Matching Contribution to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and sixty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. This new enhanced benefit was in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003.

Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $48,982 and $33,878 as of December 31, 2007 and 2006, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2007 or 2006.

Newark Employees

Prior to September 15, 2004, the Plan allowed each participant to voluntarily contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. Effective September 15, 2004, the percentage range increased to one to ten percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(b)	Contributions (continued)

In 2007 and 2006, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

(c)	Participants’ Accounts

Salary Employees

As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock Fund or any combination thereof with the minimum investment in any fund of one percent.

For 2007 and 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective May 1, 2007, the Employer amended the Plan so that one hundred percent of the Employer Basic Matching contribution be invested according to the participant’s direction.

As of March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12-month period, to other funds within the Plan.

Canton Plant (thru October 2003) and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account, as well as all Employer contributions to the Retiree Medical Funding Account, be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three years or more, 100 percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the Administrator will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequent than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranges from 5.00% to 9.25% at December 31, 2007 and 2006.

(g)	Withdrawals

A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the plan administrator, or at the discretion of the administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution.

(j)	Forfeited Accounts

At December 31, 2007 and 2006 forfeited unvested accounts totaled $433,497 and $293,102, respectively. These accounts are used to reduce future employer contributions or administrative fees.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.
(3)	Investments

The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2007		2006
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value
Vanguard 500 Index Fund	401,406	$54,250,061	394,360	$51,499,485
Vanguard PRIMECAP Fund	467,345	33,672,181	438,832	30,257,496
Vanguard Total Bond Market Index Fund	2,750,553	27,945,619	2,430,848	24,284,175
Vanguard U.S. Growth Fund	1,514,345	30,150,618	1,561,996	28,397,081
Vanguard Windsor II Fund	1,055,568	32,997,045	899,808	31,268,329
Loomis Sayles Bond Fund: Institutional	1,678,551	24,473,280	N/A	N/A
Vanguard International Growth Fund	964,660	23,942,850	N/A	N/A
Vanguard Retirement Savings Trust	49,109,081	49,109,081	41,778,924	41,778,924
Diebold Company Stock Fund *	2,270,013	65,784,970	2,378,585	110,842,046

*	- Non-participant-directed fund until May 1, 2007.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(3)	Investments (continued)

The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust option issued by the Vanguard Fiduciary Trust Company. As FSP AAG INV-1 and SOP 94-4-1, described in note 2 states, the group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the statements of net assets available for benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2007	2006
Mutual funds	$1,991,786	$16,196,502
Common stock	(39,051,084)	20,419,777

	$(37,059,298)	$36,616,279

All investments became participant directed effective May 1, 2007. Information about the changes in net assets relating to the non-participant-directed investment is as follows:

	Four Months Ended	Year Ended
	April 30, 2007	December 31, 2006
Contributions	$4,580,449	$11,584,987
Net appreciation(depreciation)	33,612,655	20,419,777
Benefits paid to participants	(1,979,823)	(5,798,747)
Interfund transfers	(3,528,711)	(6,110,204)
Asset transfers in(out)	(106,731)	(17,710)

Total	$32,577,839	$20,078,103

(4)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(6)	Subsequent Events

During March 2008, the Employer approved amending the Plan so that effective April 1, 2008, as a result of the mergers of the following Plans, the normal retirement age for participants in the ERAS JV 401(K) Profit Sharing Plan with respect to the account balance as of the acquisition date, is 59 1/2. The early retirement age for participants in the Firstline, Inc. 401(K) Plan shall be 100% vested in the account balance as of the acquisition date no later than (a) the attainment of age 55; and (b) the completion of five years of participation.

(7)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund,, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2007 and 2006to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$426,349,058	$423,328,665
Adjustment from contract value to fair value for fully-responsive investment contracts	371,582	(405,933)

Net assets available for benefits per the Form 5500	$426,720,640	$422,922,732

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(8)	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net appreciation of Plan investments per the financial statements for the year ended December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net (depreciation) appreciation of plan investments per financial statements	$(37,059,298)	$36,616,279
Less: Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	777,515	(405,933)

Net (depreciation) appreciation of plan investments per Form 5500	$(36,281,783)	$36,210,346

(9)	Contingency

The Employer has been served with various lawsuits by participants in the Employer’s 401(k) savings plan, alleging breaches of fiduciary duties with respect to the Plan. These lawsuits were filed against the Employer and certain current and former officers and directors of the Employer, however, neither the 401(k) plan trustee nor the 401(k) plan itself have been directly named in the lawsuits. The Employer and the individual defendants deny the allegations made against them, regard them as without merit, and intend to defend themselves vigorously. At this time, the likely outcome of these lawsuits cannot be assessed.

(10)	New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
EIN: 34-0183970
Plan Number: 012

		(c)
		Description of Investment
	(b)	including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral, Par,		(d)		(e)
(a)	or Similar Party	or Maturity Value	Shares	Cost		Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	1,678,551	*	**	$24,473,280
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	755,705	*	**	18,605,458
*	Vanguard 500 Index Fund	Registered Investment Company	401,406	*	**	54,250,061
*	Vanguard Explorer Fund	Registered Investment Company	71,429	*	**	5,085,035
*	Vanguard International Value Fund	Registered Investment Company	160,441	*	**	6,735,320
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	52,715	*	**	633,637
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	35,674	*	**	822,637
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	295,492	*	**	3,859,123
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	37,967	*	**	891,087
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	223,056	*	**	3,060,328
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	17,290	*	**	412,530
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	99,917	*	**	1,460,784
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	7,234	*	**	171,960
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	68,610	*	**	1,035,327
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	5,861	*	**	139,833
*	Vanguard Target Retirement Income Fund	Registered Investment Company	38,068	*	**	423,701
*	Vanguard International Growth Fund	Registered Investment Company	964,660	*	**	23,942,850
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	543,272	*	**	11,245,729
*	Vanguard PRIMECAP Fund	Registered Investment Company	467,345	*	**	33,672,181
*	Vanguard STAR Fund	Registered Investment Company	476,767	*	**	9,950,121
*	Vanguard Selected Value Fund	Registered Investment Company	501,767	*	**	9,578,740
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,750,553	*	**	27,945,620
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,514,345	*	**	30,150,618
*	Vanguard Windsor II Fund	Registered Investment Company	1,055,568	*	**	32,997,045
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	49,109,081	*	**	49,109,081
*	Diebold Company Stock Fund	Company Stock Fund	2,270,013	*	**	65,784,970
	Participant Loans (989 loans)	1 month – 5 years; 5.00% - 9.25%			**	10,232,858

						$426,669,914

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Name of Plan)
Date: June 30, 2008	By: /s/ Kevin J. Krakora
Kevin J. Krakora
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	15